Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162033
November 8, 2010

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus/pdf or by calling toll-free (888) 219-8861.

On November 5, 2010, FINalternatives published an article containing an interview with Sal Gilbertie, President of Teucrium Trading, LLC, entitled "In Depth: Q & A: Teucrium’s Gilbertie Sees Bright Future for Single-Commodity Agriculture Funds."  A copy of the article is set forth below.

FINalternatives is a financial news website, focusing on Hedge Fund and Private Equity News. It is published by Stone Street Media.  FINalternatives and Stone Street Media are  wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Corn Fund has made any payment or given any consideration to FINalternatives or Stone Street Media in connection with the article below or any other matter published by these entities concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund.

Nov 5 2010 | 9:09am ET

These days corn is in everything from breakfast cereals to wallboard, but it may not be in your portfolio and Sal Gilbertie wants to change that. His newly launched Teucrium Corn Fund (NYSE: CORN), the only agricultural single-commodity exchange-traded fund (ETF) in the U.S. market, allows investors to gain exposure to corn as a commodity without having to trade futures contracts.

FINalternatives senior reporter Mary Campbell spoke to Gilbertie recently and learned, among other things, that corn is all around and ‘contango’ is not a dance, but an inevitable (although not unmitigatable) aspect of futures trading.

Tell me about the Teucrium Corn Fund. How did it start? Why corn?

Corn was the largest commodity without an ETF and my background in commodities is lengthy—I started trading leaded gasoline for Cargill in 1982—but most recently before Teucrium I headed the institutional liquidity desk for Newedge which, as you may or may not know, is the world’s largest futures broker…They provide liquidity for their clients in off-exchange over-the-counter products (commodities) and that’s what I did. I headed that desk and I wrote the ethanol swap, I started trading it over the counter it eventually was listed on the CBOT, and trades quite actively, but in so doing I obviously become heavily involved in trading energies and agricultures. I started a renewables fuels desk, so we traded ethanol and biofuels and therefore we traded an awful lot of corn and soybeans and bean oil…My entire career I’ve been forbidden from having a futures account because I traded for institutions—their own money in gigantic futures accounts, proprietarily—and so I was always looking to trade commodities through stocks and I was never able to do that until some of these ETF products came along, and I saw some inherent flaws in them—they’re brilliant, simple designs, quite effective in allowing people to trade commodities in a securities account, but they could be improved upon.

So that’s how I got the idea for Teucrium, and I actually stepped away from a really good Wall Street position to form Teucrium because I believe, moving forward, there’s just no doubt the growth of the global population and non-U.S. economies is such that as people around the globe begin using commodities, [to] even a fraction of the degree that people use commodities in the United States, there are going to be tightnesses and shortages in all the world commodities. And 99% of the world does not have a futures account—nor should they, probably—and I wanted, essentially, to bring commodities to those people who do not have the expertise to trade futures. So, we’ve engineered [an ETF], starting with corn because we wanted to be first to market with it, there were already some energy ETFs out there, but no one had corn or any single-commodity agricultural products in their exchange-traded funds. So, corn is obviously the most dominant, the most traded, in my opinion, the second-most pervasive commodity in the world economy besides energies. It’s just everywhere and used in everything and so we started with corn.

When you looked at existing ETFs you saw ways in which they could be improved, could we talk a little bit about that?

Well, again, I think they’re brilliant products. They were first to market and they allow investors to participate in commodities through their stock accounts but they’re financially engineered and so most of them hold one contract…usually a nearby contract or a next to nearby, and then they roll those and so you have the negative effects of ‘contango.’ Let me put that in real English because I’m old so I call it what it is—it’s the cost of carry.

When you buy a bushel of corn, let’s say it costs you $5. If you were to take delivery of that corn, which real users of corn do, it costs them about a nickel a month to store it. And so, if you buy a bushel of corn this month and go to sell it next month, you want to sell it for $5 and 5 cents, because you paid $5 and it cost you 5 cents to store it. That’s called the cost of carry. So, all else being equal, most commodities rise in value as you go further up the curve. And this causes a problem for people who hold the front-month contract of a commodity—if you’re holding $5 corn, and your futures contract expires, you need to sell that contract, because of course, you don’t want to take delivery, these are just financial products for investors. So you sell that, but then you buy $5.05 corn. You’re buying less corn…as corn rallies, you’re only participating in 99% of the upswing rather than 100% of the upswing of your original investment.

Now, if you hold corn—or any commodity—over time, each time you roll out of an expiring futures contract (and that’s just how the markets work) you’re incurring this carrying charge… It can’t be avoided, it’s part of life in commodities, but [with] some of the products out there, if you hold the one contract, let’s just say energies, they have 12 expirations a year. So if you’re going to roll your portfolio 12 times a year you’re going to take a cost of carry or a contango hit 12 times. And that’s because these products are financially engineered.

We’re engineering all of our products around the commodity itself. We come from commodities, we’re commodities experts and so corn is designed never to hold spot—it holds three different contracts over the forward curve and it’s always holding a December contract, which is the crop-year contract, that’s very important in both corn and wheat. And in so doing, we mitigate a lot of the negative effects of contango. And that’s really, really vital because buy-and-hold investors have had diminished returns, in some cases significantly diminished returns, because some of the existing products out there had this contango impact that’s quite significant, whereas our benchmarks are designed to minimize that impact.

Why do you think yours is the only agricultural single-commodity ETF out there?

I think because energies and metals are, number one, bigger and have more mass appeal. I think two, the number of people who have the cross-over expertise, the ability to trade commodities, construct a financial product, get it through the regulatory system and then have it effectively operate day-to-day as a security, the number of people with that skill set is pretty darn limited. And the ones who have it, quite frankly, are making really good money elsewhere.

At the kind of job you walked away from?

Actually, at jobs better than the one I walked away from. I walked away from a good one—and you know, you walk away from things because you want to do something interesting and exciting and good and it may or may not be more lucrative. But I think it will be. Teucrium is launching a brand; CORN is launched, we have five other funds in the pipeline. By the time CORN is a year old, if things go well, we’ll have launched six funds, so we’re launching a family of funds, all single-commodity products with plenty of liquidity (short-term traders have no issues trading these things) but they’re designed specifically for investors that have a buy-and-hold time horizon of 30 days or more.

What sort of investor are you targeting and what role do you see a single-commodity ETF playing in the average investor’s portfolio?

Our overall vision is to give the average investor access to commodities that they wouldn’t normally have. So, given, again, the growth of population and global economies, the stress on commodities will be such that commodities have already become a valid investment class and yet, they’re not easily accessible—you have to get a professional manager or use one of these products that are not so specialized. They’re an index, they’re a basket of commodities. We have a vision of bringing single-commodity access to investors who want to allocate commodities, particularly energies and [agricultures], into their portfolio.

That’s one , and two, our main target is for buy-and-hold investors who are diversifying their portfolio or asset allocating, and so, large institutionals are looking at us now (I’m actually at an institutional conference in Boston right now, as we speak). They’ll look at us as an asset-allocation model, a lot of people are allocating anywhere from 10-25% of their portfolio to alternatives, within that is a commodities allocation. If you look at a lot of the recommended commodities weighting, either by looking at the Goldman Sachs Index or Dow Jones or Rogers Commodity Index…they recommend certain allocations to commodities. Within those you need a certain amount of energies, a certain amount of grains, a certain amount of metals, and so we’re here to provide energy and grains access to investors.

And third is for people who can use us to underweight, overweight or hedge their portfolio. In other words, many people own mixed commodity benchmarks such as the Goldman Sachs Index or the DBA, which is a big one, or MOO, where they own these benchmarks that hold either agricultural products directly or agricultural companies, and they may want to either overweight or underweight for instance, corn. There’s a seeming tightness in supply of corn and surging demand so you’ve seen corn prices go up, so we offer an easy way, in this case, for people to overweight corn in their portfolio—they can just as easily underweight it by selling us, and that’s what it’s there for, it’s a tool for them to use.

You say, going forward, you’ll be introducing other single-commodity ETFs, can you tell me something about them?

Sure, it’s public knowledge, so we have filed already for sugar, soybeans and wheat as well as for a crude oil fund and a natural gas fund…We’re in filing so we can’t talk too much about it on the record, we can tell you what the commodities are, they will all trade on the New York Stock Exchange, we know their symbols [CORN CRUD, NAGS, WEAT, SOYB, CANE].

Registered investment advisors are really coming into CORN, we see them buying it, we see big interest there and institutions are giving us a hard look [and] we’re not even five months old. Again, I’m at this institutional conference and getting a lot of good feedback here. So, at some point we should see the big asset allocators come in, because it’s such a liquid product and easily tradable and designed for buy-and-hold funds. We believe asset allocators will come into our funds over time pretty significantly.

Some critics say commodities trading drives up prices of commodities of wheat and corn in a way that is harmful to those who for whom it is not a source of income but of food. How do you answer that sort of criticism?

We have intentionally designed our funds to not trade spot-month futures. We do not ever take delivery nor do we ever trade the nearby contract, so the money coming into or out of our fund does not affect the actual price of the commodity. If anything, if money coming into the forward curve drives the prices higher, that gives farmers or producers of any kind motivation to produce more and sell into that, so ultimately, it actually results in plenty of supply and stabilizing and lower prices.

Just look at wheat. Wheat had a two-year drought in Australia which ended three years ago, you had that huge spike in wheat—$18, $19 a bushel—and all kinds of clamor about that and then this year you had the crisis in Russia and yeah, we went up pretty significantly, it popped up to $11 or $12 a bushel, but there’s plenty of wheat and no concern about supply, and that is because of the high prices of three and four years ago.

So, my response to that is that the best cure for high prices is high prices, number one. And number two, Teucrium has intentionally designed all its products, we do not trade the physical commodities, we trade the forward curve to give people a representation of those commodities in their portfolios over time without ever affecting the price of the actual commodity itself, we don’t touch the commodity itself, nor do we trade the front-month futures contract.